UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: November 29, 2022	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Sr. Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated November 24, 2022 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) regarding Update.

November 24, 2022

New York Stock Exchange

11, Wall Street,

New York,

NY 10005, USA

Dear Sir,

Sub:	Update.

We wish to inform you that pursuant to the recommendations of the Nomination & Remuneration Committee, the Board of Directors of HDFC Bank Limited (“the Bank”) at its meeting held today, has recommended to the Reserve Bank of India (RBI):

1.

Appointment of Mr. Bhavesh Zaveri (DIN: 01550468) as Executive Director (i.e. Whole-time Director) of the Bank for a period of 3 (three) years from such date or such other period as may be approved by RBI, and subsequently by the shareholders of the Bank. A brief profile of Mr. Zaveri is annexed herewith as Annexure-I.

2.

Re-designation of Mr. Kaizad Bharucha (DIN: 02490648) from current designation of Executive Director (Whole-time Director) to Deputy Managing Director of the Bank for a period of 3 (three) years from such date or such other period as may be approved by RBI, and subsequently by the shareholders of the Bank. A brief profile of Mr. Bharucha is annexed herewith as Annexure-II.

Mr. Zaveri and Mr. Bharucha are not related to any other Directors or Key Managerial Personnel of the Bank. They are not debarred from holding the office of a director, by virtue of any SEBI order or any other such authority.

Pursuant to the applicable provisions of the Banking Regulation Act, 1949 and the Companies Act, 2013, the abovementioned appointments will be subject to the approval of the RBI and the shareholders of the Bank. Accordingly, the Bank will make application to the RBI in this regard under Section 35B of the Banking Regulation Act, 1949. In addition, further disclosure in this regard will be made after receipt of communication / approval from RBI.

This is for your information and appropriate dissemination.

Yours truly,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Sr. Vice President – Legal & Company Secretary